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CUSIP No. 834156101


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              SOLAR ENERTECH CORP.
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    834156101
                                 (CUSIP NUMBER)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                             17050 SUNSET BLVD., # D
                           PACIFIC PALISADES, CA 90272
                                 (310) 584-1234
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 12, 2009
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 834156101



(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          (1)
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            (1)

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         (1)

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             / /

(13)     Percent of Class Represented by Amount in Row (11)
         19.9%

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) The Reporting Persons are deemed beneficial owners of a certain number of shares of Common Stock equal to 19.99% of the total issued and outstanding shares of Common Stock, after giving effect to the exercise of a portion of their Series C Warrants to allow for the Reporting Persons' beneficial ownership to reach 19.99%. See Item 5(a) for a more detailed explanation.

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CUSIP No. 834156101



(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
                                                                             / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          (1)
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            (1)

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         (1)

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
                                                                             / /

(13)     Percent of Class Represented by Amount in Row (11)
         19.9%

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) The Reporting Persons are deemed beneficial owners of a certain number of shares of Common Stock equal to 19.99% of the total issued and outstanding shares of Common Stock, after giving effect to the exercise of a portion of their Series C Warrants to allow for the Reporting Persons' beneficial ownership to reach 19.99%. See Item 5(a) for a more detailed explanation.

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CUSIP No. 834156101



(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
                                                                             / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          (1)
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            (1)

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         (1)

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             / /

(13)     Percent of Class Represented by Amount in Row (11)
         19.9%

(14)     Type of Reporting Person (See Instructions)
         OO

-------------------------
(1) The Reporting Persons are deemed beneficial owners of a certain number of shares of Common Stock equal to 19.99% of the total issued and outstanding shares of Common Stock, after giving effect to the exercise of a portion of their Series C Warrants to allow for the Reporting Persons' beneficial ownership to reach 19.99%. See Item 5(a) for a more detailed explanation.

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CUSIP No. 834156101


Item 1.

         This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on January 28, 2008 (the "Initial Schedule 13D") and prior amendments thereto (collectively, the "Prior Schedules"). Capitalized terms used in this Amendment No. 4 but not otherwise defined herein have the meanings given to them in the Prior Schedules. Except as otherwise set forth herein, this Amendment No. 4 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 4.  Purpose of Transaction

         This Amendment No.4 is being made to disclose that the board of directors of the Issuer (the "Board") did not accept the proposal (the "Summary of Terms") presented to the Board by the Reporting Persons on October 30, 2009 (see Amendment No. 3 filed with the SEC on November 3, 2009 for a detailed description of the Summary of Terms). The Reporting Persons continue to seek the objective set forth in the Summary of Terms but have not made any further proposals to the Board at this time. However, the Reporting Persons reserve the right to formulate and effect plans and proposals which could result in the occurrence of any other actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, subject to applicable laws and regulations, including without limitation the actions of the Reporting Persons described in the Prior Schedules.

Item 5.  Interest in Securities of the Issuer

         (a) Due to clerical and record keeping oversight, the Reporting Persons were unable to report their ownership of additional 1,00,000 shares of Common Stock acquired in connection with their private investment in the Issuer on January 14, 2008, as disclosed in the Initial Schedule 13D. In addition to the disclosure contained in Item 4, this Amendment No. 4 is being made to correct the oversight and disclose an accurate breakdown of the Reporting Persons' beneficial ownership of the Issuer, which is as follows:

                  (i) 22,604,936 shares of Common Stock, accounting for 19.9% of the total outstanding shares of Common Stock as reported by the Issuer on its Form 10-Q filed with the SEC on 5/15/09;

                  (ii) Series A Note in the aggregate principal amount of $2,397,700 with a conversion price of $0.69 per share and maturity date of 3/7/2010;

                  (iii) Series B Note in the aggregate principal amount of $6,538,154 with a conversion price of $0.57 per share and maturity date of 3/7/2010;

                  (iv) Series A Warrants to purchase up to 4,347,826 shares of Common Stock at an exercise price of $1.21 per share

                  (v) Series B Warrants to purchase up to 13,090,261 shares of Common Stock at an exercise price of $0.90 per share; and

                  (vi) Series C Warrants to purchase up to 22,151,136 shares of Common Stock at an exercise price of $1.00 per share (securities of the Reporting Persons set forth in subsections (ii) through (vi), collectively, the "Derivative Securities").

                  As of the date of filing of this Amendment No. 4, with respect to the above described Series A Note, Series B Note, Series A Warrants and Series B Warrants, the Reporting Persons are prohibited from converting or

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CUSIP No. 834156101


exercising such Derivative Securities to the extent that after giving effect to such conversion or exercise, the Reporting Persons would beneficially own in excess of 4.99% or 9.99%, as the case may be, of the shares of Common Stock outstanding immediately after giving effect to such conversion or exercise. Consequently, in accordance with Rule 13D, the beneficial ownership of the Reporting Persons being reported in this Amendment No. 4 does not take into account the conversion or exercise of such Derivative Securities into shares of Common Stock in excess of the limitation contained therein.

                  Further, the Reporting Persons are prohibited from exercising their Series C Warrants to the extent that after giving effect to such exercise, the Reporting Persons would beneficially own in excess of 19.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise. Therefore, in accordance with Rule 13D, the Reporting Persons are deemed beneficial owners of only a certain number of shares of Common Stock equal to 19.99% of the total issued and outstanding shares of Common Stock, after giving effect to the exercise of a small portion of Series C Warrants to allow for the Reporting Persons' beneficial ownership to reach 19.99%.

         (b) The Reporting Persons have shared voting and dispositive power with respect to the securities of the Issuer described in Item 5(a) above. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

         (c) There has been no change in the beneficial ownership of the Reporting Persons during the past sixty (60) days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A: Agreement Regarding Joint Filing of Amendment No. 4 to
         Schedule 13D.


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SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.


Dated: November 13, 2009         /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  As Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust




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CUSIP No. 834156101

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                                    EXHIBIT A

      AGREEMENT REGARDING JOINT FILING OF AMENDMETNT NO. 4 TO SCHEDULE 13D



         The undersigned agree that the Amendment No. 4 to Schedule 13D with respect to the Common Stock of Solar EnerTech Corp. is a joint filing being made on their behalf.


Dated: November 13, 2009         /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  As Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust





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